[redacted]

SECU SSION

11023484

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 8 2011
WASH, D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 45650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 CHAMBERS ST
(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Sword Jr. 609-924-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DR	PRINCETON	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Sword, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities Corporation, as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Director
Title

[signature]
Notary Public

KATHLEEN CAMISA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/5/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sword Securities Corporation
Table of Contents
September 30, 2011 and 2010

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors
Sword Securities Corporation:

We have audited the accompanying statements of financial condition of Sword Securities Corporation as of September 30, 2011 and 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sword Securities Corporation as of September 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Withum Smith + Brown PC

November 22, 2011

Sword Securities Corporation
Statements of Financial Condition
September 30, 2011 and 2010

	2011	2010
Assets		
Cash	$ 69,084	$ 99,415
Prepaid expenses	973	-
Deposits	870	781
	$ 70,927	$ 100,196
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 5,884	$ 28,855
Accounts payable - related party	15,283	12,730
Income taxes payable	1,087	2,000
Total liabilities	22,254	43,585
Stockholder's equity		
Common stock, $1 par value; authorized 3,000 shares, issued and outstanding 100 shares	100	100
Additional paid-in capital	112,691	112,691
Accumulated deficit	(64,118)	(56,180)
Total stockholder's equity	48,673	56,611
	$ 70,927	$ 100,196

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statements of Operations
Years Ended September 30, 2011 and 2010

	2011	2010
Revenues		
Brokerage commissions	$ 26	$ 33
Management fees	1,490,841	2,206,650
Interest	38	11
Total revenues	1,490,905	2,206,694
Costs and expenses		
Commissions	1,269,757	1,962,492
Management fee - related party	199,001	160,286
Regulatory fees	15,801	25,812
Accounting	11,522	9,916
Legal	1,300	25,294
Consulting	1,051	1,850
Temporary help	--	1,280
Miscellaneous	515	766
Total costs and expenses	1,498,947	2,187,696
Income (loss) before provision for income taxes	(8,042)	18,998
Provision for (benefit from) income taxes		
Current	(104)	2,205
Total provision for (benefit from) income taxes	(104)	2,205
Net income (loss)	$ (7,938)	$ 16,793

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statements of Changes in Stockholder's Equity
Years Ended September 30, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
October 1, 2009	$ 100	$ 112,691	$ (72,973)	$ 39,818
Net income	--	--	16,793	16,793
September 30, 2010	100	112,691	(56,180)	56,611
Net loss	--	--	(7,938)	(7,938)
September 30, 2011	$ 100	$ 112,691	$ (64,118)	$ 48,673

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statements of Cash Flows
Years Ended September 30, 2011 and 2010

		2011		2010
Cash flows from operating activities				
Net income (loss)	$	(7,938)	$	16,793
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities				
Cash provided (used) by changes in				
Clearing account with correspondent broker		--		14,822
Prepaid expenses		(973)		--
Deposits		(89)		(329)
Accounts payable and accrued expenses		(22,971)		22,752
Accounts payable - related party		2,553		12,730
Income taxes payable		(913)		(80)
Net cash provided (used) by operating activities		(30,331)		66,688
Increase (decrease) in cash		(30,331)		66,688
Cash				
Beginning of year		99,415		32,727
End of year	$	69,084	$	99,415

Supplemental Disclosure of Cash Flow Information				
Cash paid during the year for				
Income taxes	$	3,535	$	205

The Notes to Financial Statements are an integral part of these statements.

1. Organization and Summary of Significant Accounting Policies

Nature of Business Operations

Sword Securities Corporation (the "Company") was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company is a wholly owned subsidiary of Wm Sword & Co. Incorporated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In accordance with industry practice, brokerage commissions on securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Management fees are recognized when earned by registered representatives.

Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year.

The Company files tax returns in the state of New Jersey and is consolidated with its Parent for U.S. Federal income tax purposes. The Company has no open years prior to 2008. The Company has no tax examinations in progress and none are expected at this time.

The Company adopted the accounting pronouncement dealing with uncertain tax positions as of October 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of September 30, 2011

The Company classifies interest accrued on unrecognized tax benefits with interest expense. Penalties accrued on unrecognized tax benefits are classified with operating expenses. During 2011, the Company recognized $0 in interest and penalties. The amount accrued for interest and penalties as of September 30, 2011 was $0.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At September 30, 2011 the Company had net capital of $46,830 which was $41,830 in excess of its required minimum net capital of $5,000. Also, at September 30, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.5 to 1.0.

3. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

4. Income Taxes

Temporary differences which give rise to significant deferred income tax assets and (liabilities) at September 30, 2011 and 2010 are as follows:

	2011	2010
Assets		
Capital loss carryforwards	$ 8,727	$ 8,727
State net operating loss carryforwards	4,773	2,399
Valuation allowance	(13,500)	(11,126)
Deferred tax asset, net	$ --	$ --

The provision for income tax expense for the years ended September 30 consists of the following components:

	2011	2010
State - current	$ (104)	$ 2,205
Total	$ (104)	$ 2,205

The income tax provisions differ from the expected tax computed at the federal statutory rates due to non-deductible expenses and the use of net operating loss carryforwards. The Company files its Federal income tax return as part of the consolidated Parent income tax return. The Company has capital loss carryforwards for state purposes expiring as follows: 2015 - $38,786 and net operating loss carryforwards for state purposes expiring as follows: 2016 - $30,123 and 2018 - $31,065.

5. Related Party Transactions

For the years ended September 30, 2011 and 2010, the Company paid its Parent $199,001 and $160,286 in management fees to cover shared expenses, respectively. At September 30, 2011 and 2010, the Company had accounts payable of $15,283 and $12,730 due to its Parent, respectively.

6. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

Two major customers accounted for $1,322,731 of management fee income for the year ended September 30, 2011, which resulted in the payout of commissions of $1,130,816.

Three major customers accounted for $1,921,521 of management fee income for the year ended September 30, 2010, which resulted in the payout of commissions of $1,494,454.

7. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through the date of November 22, 2011 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that there are no subsequent events that require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Sword Securities Corporation
Schedules of Computation of Net Capital Pursuant to Rule 15c3-1
September 30, 2011 and 2010

	2011	2010
Total stockholder's equity	$ 48,673	$ 56,611
Less nonallowable assets		
Prepaid expenses	973	--
Deposits	870	781
Total nonallowable assets	1,843	781
Haircuts	--	--
Net capital	46,830	55,830
Minimum net capital required	5,000	5,000
Excess net capital	$ 41,830	$ 50,830

Reconciliation with Company's computation, Included in Part II A of Form X-17A-5, as of September 30, 2011 and 2010

	2011	2010
Net capital as reported in Company's September 30, 2011 and 2010 FOCUS reports	$ 46,135	$ 59,876
Other assets	(1,432)	--
Accounts payable	(866)	(2,046)
Income taxes payable	2,993	(2,000)
Net capital, as stated above	$ 46,830	$ 55,830

	2011	2010
Aggregate indebtedness:		
Accounts payable and accrued expenses	$ 5,884	$ 28,855
Accounts payable - related party	15,283	12,730
Income taxes payable	1,087	2,000
Total aggregate indebtedness	$ 22,254	$ 43,585
Ratio of aggregate indebtedness to net capital	.48 to 1	.78 to 1

See Independent Auditors' Report.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17A-5 For a Broker -Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
Sword Securities Corporation:

In planning and performing our audit of the financial statements of Sword Securities Corporation (the Company) as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities of section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less sever than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), The New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown PC

November 22, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

To the Board of Directors,
Sword Securities Corporation:

In accordance with Rule 17a-5(e)(4) under Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2010 to September 30, 2011, which were agreed to by Sword Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and other specified parties of the report, solely to assist you and the other specified parties in evaluating Sword Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sword Securities Corporation's management is responsible for Sword Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown PC

November 22, 2011

Sword Securities Corporation
Schedule of Assessments and Payments to SIPC - Pursuant to Rule 17a-5(e)(4)
September 30, 2011

General assessment as reported on SIPC-7 for year ended September 30, 2011		$ 3,729
Less:		
Prior year overpayment per SIPC-7	1,432	1,432
Total assessment balance due		$ 2,297

Determination of SIPC net operating revenues and general assessment

Total revenue (FOCUS Line 12/Part IIA Line 9)	$1,491,755
General assessment @ .0025	$ 3,729

See Independent Accountants' Report.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

SWORD SECURITIES CORPORATION

Financial Statements

September 30, 2011 and 2010

With Independent Auditors' Report

SWORD SECURITIES CORPORATION

Financial Statements

September 30, 2011 and 2010

With Independent Auditors' Report